HART & TRINEN
                                Attorneys at Law
                             1624 Washington Street
                             Denver, Colorado 80203
                              (303) 839-0061 (303)
                                 839-5414 (fax)


                                  June 15, 2005

Duc Dang
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 0304
Washington, D.C.  20549

      Re:   Bella Trading Company, Inc.
            Registration Statement on Form SB-2
            File Number 333-121034

Dear Mr. Dang:

     This office represents Bella Trading Company, Inc. (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated March 11, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                  Page Reference
                                                                  --------------

1.    The number of shares offered by the Company and the
      selling shareholders will change in the event of a
      stock split.                                                      N/A

2.    The risk factors have been numbered and the risk factor
      headings are in bold face.                                        N/A

3.    It is possible that the Company's common stock may be
      listed on the OTC Bulletin Board prior to the expiration
      date of the offering.                                             N/A

4.    Comment complied with.                                              4

5.    We have revised the risk factor which is the subject
      of this comment.                                                    5

6.    We have revised the risk factor which is the subject of
      this comment.                                                       5

7.    Each risk relates to Bella's potential inability to earn
      a profit. Accordingly, it is our opinion that the presentation
      in this risk factor is best.                                      N/A



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                                                                  Page Reference
                                                                  --------------

8.    Comment complied with.                                              5

9.    Comment complied with.                                              6

10.   The $200 number was a typographical error. As a result,
      there was not any change in the valuation of the shares issued.   N/A

11.   Comment complied with.                                              7

12.   Comment complied with.                                             17

13.   Comment complied with.                                              8

14.   The Company does not have any securities authorized under
      any equity compensation plan.                                     N/A

15.   Comment complied with.                                             10

16.   Rather than repeat the details of the Company's advertising program in this section of the prospectus, we have added a cross reference to the section of the prospectus where the advertising program is discussed in more detail. The funds required to start the advertising program are shown
      in the column marked "Estimated Cost".                             11

17.   Comment complied with.                                             14

18.   Comment complied with.                                             11

19.   Comment complied with.                                             11

20.   We have removed the phrase which is the subject of this comment.   11

21.   Any private placement will be made after the registered
      offering has terminated.                                          N/A

22.   The term "Bella Studio creations" has been removed from the
      Company's website.                                                N/A

23. Comment 43 in the Staff's January 11, 2005 letter requested a definition of the term "contemporary mainstream jewelry". In Amendment No. 1 the Company stated, in response to this comment, that its contemporary jewelry is similar to that seen in large U.S. chain stores. The Company could have mentioned over 100 chain stores which carry

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                                                                  Page Reference
                                                                  --------------

      "contemporary" jewelry (i.e. Sears, Target,  Dillards,
      Penny's, Foleys) but  choose  Zales  and  Whitehall
      since  both  of  these  stores  have locations  nationwide and would likely be known to potential  investors. Since
      these two stores  sell the same type of  "contemporary
      products" offered by the Company.  The  reference to these stores is  appropriate. We note that Zale  Corporation,
      in its 10-K  report  for the year ended July 31, 2004 uses the terms  "classic" and  "contemporary"  to describe
      the jewelry carried by one of its divisions.                      N/A

24.   See response to comment 23.                                       N/A

25.   Comment complied with.                                             12

26.   Comment complied with.                                             13

27.   Comment complied with.                                             13

28.   Comment complied with.                                             13

29.   Comment complied with.                                             13

30.   Comment complied with.                                          3, 14

31.   Comment complied with.                                             14

32.   Comment complied with.                                              3

33.   Comment noted.                                                    N/A

34.   Comment complied with.                                             14

35.   Comment complied with.                                             13

36.   Comment complied with.                                              5

37.   Comment complied with.                                             16

38.   The prospectus has been amended to disclose that the
      products previously sold by Ms. Preston are similar
      to those offered by the Company. Ms. Preston is not
      competing with the Company.                                        16

39.   Comment complied with.                                             16

40.   Comment complied with.                                             17

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                                                                  Page Reference
                                                                  --------------

41.   We honestly have no idea as to what additional information we could provide in response to comment 61 contained in
      the Staff's letter dated January 11, 2005.                        N/A

42.   The Company's officers made the sales shown in Item 26
      of the registration statement. As such, the Company's
      officers cannot rely on Rule 3(a)(4).                             N/A

43.   The Company has not established, nor is it required to
      establish, any criteria for accepting or rejecting a
      subscription. An investor can withdraw a subscription
      at any time before acceptance.                                     18

44.   The Company does not intend to use a Subscription Agreement for this offering. The Company may use a "confirmation"
      form, but it has not developed such a form at this time.          N/A

45.   The financial statements are correct. The $16,000 in net
      proceeds are net of offering expenses of $4,000.                  N/A

46.   The basis of the Company's knowledge is personal contact
      with the investors.                                               N/A

47.   The financial statements have been updated.           Financial Statements

48.   Rule 504(b) requires compliance with Rules 501, 502(a),
      502(c) and 502(d). The Company complied with Rule
      504(b) as follows:                                                N/A

      Rule 501 - definitions only, no compliance required.

      Rule 502(a) - since the private offering has, to date, been the only offering by the Company, integration is not an issue.

      Rule 502(c) - the securities were sold without any general solicitation or advertising.

      Rule 502(d) - the securities were restricted from resale for a period of one year.

49.   The financial statements have been revised to reflect a
      valuation of $400 for the shares issued to Ms. Preston.           F-5



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      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart

WTH:ap